Exhibit 99.2

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES CHANGE IN SHAREHOLDER STRUCTURE

Luxembourg/Portugal - September 4, 2003 - Espírito Santo Financial Group S.A. ("ESFG") (Euronext Lisbon and NYSE: ESF) announced that Exor S.A. sold in the market, between 3rd and 21st August 2003, 2,150,297 Espírito Santo Financial Group S.A. shares (or ADSs) which corresponded to 4.49% of the capital and voting rights of ESFG and was Exor's total participation in ESFG.

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.